Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 19, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
SiM Dynamic Allocation Diversified Income Fund (S000033043)
SiM Dynamic Allocation Balanced Income Fund (S000033044)
SiM Dynamic Allocation Equity Income Fund (S000033045)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of May 5, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 358 to its registration statement.  PEA No. 358 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on April 1, 2011, for the purpose of introducing the Trust’s three new series: SiM Dynamic Allocation Diversified Income Fund, SiM Dynamic Allocation Balanced Income Fund, and SiM Dynamic Allocation Equity Income Fund (the “Funds”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Summary Section – All Funds

1.	Staff Comment: In each Fund’s Fees and Expenses of the Fund section, with respect to the “Annual Fund Operating Expenses Table,” please combine footnotes 1 and 2.

Response:  The Trust responds by combining footnotes 1 and 2 into a single footnote as follows:

“Other expenses and acquired fund fees and expenses (“AFFE”) are each based on estimated amounts for the current fiscal year.”

2.
Staff Comment:  In each Fund’s Principal Investment Strategies of the Fund section, please revise the second paragraph to indicate the maturity parameters of the fixed income securities in which the Fund invests.

Response:  The Trust responds by revising the disclosure for each Fund as follows:

“In addition to investing in Underlying ETPs, the _____ Fund may also invest a portion of its portfolio directly in REITs and Individual Fixed Income Securities of any maturity, some of which could include investment grade and below investment grade (such as BBB or lower by Standard & Poor’s Ratings Services or Fitch Ratings and/or Baa or lower by Moody’s Investors Service, Inc.) securities (known as “high yield securities” or “junk bonds”).”

3.
Staff Comment:  In each Fund’s Principal Investment Strategies of the Fund section, with respect to the first sentence of the fourth paragraph, it states that each Fund “allocates its investments in Fund Assets in accordance with the Adviser’s outlook for the economy, the financial markets and the relative market valuations of the Fund Assets.”  Please revise this sentence or paragraph to include a better explanation as to how the Adviser allocates its investments.  What do you mean by “in accordance with the Adviser’s outlook for the economy”?  What specifically about “financial markets”?  Additionally, the revisions should make clear how individual securities are selected for purchase and how the Adviser determines a Fund’s allocation.  Additionally, the second sentence of the fourth paragraph states that a “Fund will sell Fund Assets or reduce investment exposure among market segments, if appropriate, when the Adviser’s fundamental and quantitative factors indicate a low relative strength of such market segments . . .”  Please revise this sentence to include examples of these “fundamental and quantitative factors.”  Please make conforming revisions to each Fund’s Item 9 disclosure.

Response:  The Trust responds by revising each Fund’s Principal Investment Strategies of the Fund section as follows and by making conforming revisions to the Item 9 disclosure:

“The Fund allocates its investments in the Fund Assets in accordance with the Adviser’s outlook for the economy, the financial markets and the relative market valuations of the Fund Assets.  The Adviser’s outlook is based on the Adviser’s research regarding market forces affecting the economy, capital markets, and potential investment sectors, and the Adviser’s analysis of historical and projected risk, return, and correlation between the asset classes considered for each Fund. The Adviser then examines a number of possible Fund portfolio compositions of available ETF and individual fixed income security holdings. For potential ETF investments, the Adviser analyzes every individual underlying security within each potential ETF investment.  In assessing the underlying ETF holdings, the Adviser analyzes equity styles, sectors, industries, countries, and capitalizations, as well as bond ratings, maturities, and interest rates.  The Fund will sell Fund Assets or reduce investment exposure among market segments, if appropriate, when the Adviser’s ~~fundamental and quantitative factors~~ research methodology as described above indicates a low relative strength of ~~such market segments and that such market segments~~ a particular asset class, equity/fixed income style, size, sector, industry, or country market segment, and that such market segment(s) ~~are~~ is likely to underperform the market as a whole.”

4.
Staff Comment:  In each Fund’s Principal Risks of Investing in the Fund section, please add “Interest Rate Risk” as a subset of “Individual Fixed Income Securities Risk.”  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by adding the following disclosure to each Fund’s Item 4 disclosure:

“Interest Rate Risk.  The risk that an increase in interest rates typically causes a decline in the value of fixed income and other debt securities.  Debt securities with longer maturities are generally more sensitive to interest rate changes than those with shorter maturities.”

The Trust additionally responds by adding the following disclosure to the Funds’ Item 9 disclosure:

“Interest Rate Risk.  A Fund’s investment in fixed income securities is subject to the risk that interest rates rise and fall over time.  During periods when interest rates are low, the Fund’s yield will change over time.  During periods when interest rates are low, the Fund’s yield and total return also may be low.  Changes in interest rates also may affect a Fund’s share price: a sharp rise in interest rates could cause the Fund’s share price to fall.  This risk is greater when a Fund holds bonds with longer maturities.  To the extent that the Adviser anticipates interest rate trends imprecisely, the Fund could miss yield opportunities or its share price could fall.”

Summary Section – Equity Income Fund

5.
Staff Comment:  In the Fund’s Principal Investment Strategies of the Fund section, pursuant to the term “equity” being used in the Fund’s name and Rule 35d-1 of the Investment Company Act of 1940, as amended, please revise the third paragraph to state that the Fund will invest at least 80% of its net assets in equity securities.  Please make conforming revisions to the Fund’s Item 9 disclosure.

Response:  The Trust responds by revising the Fund’s Principal Investment Strategies of the Fund section as follows and by making conforming revisions to the Fund’s Item 9 disclosure:

“The Equity Income Fund seeks to offer the potential for total return from a medium to high level of capital growth and a medium level of income, with exposure to a medium to high level of principal risk. The Equity Income Fund generally invests at least ~~70%~~ 80% of its net assets in equity securities (including any borrowings for investment purposes) and at least 10% of its net assets in fixed income securities.  Investments in Underlying ETPs that invest predominantly in equity securities are considered equity securities for the 80% test.  No more than half of the fixed income securities will be invested in high yield securities, whether through the Underlying ETPs or in Individual Fixed Income Securities.”

Statutory Prospectus

6.
Staff Comment:  With respect to the Principal Investment Strategies and Related Risks section, please confirm whether the Funds’ investment objectives may be changed without shareholder approval.  If they may, please revise the disclosure to indicate such.  If they may not, please add disclosure to the “Investment Restrictions” section of the SAI indicating that the Funds’ investment objectives are fundamental.

Response:  The Trust responds by stating that the Funds’ investment objectives are fundamental and may only be changed with shareholder approval.  Item 9 of Form N-1A only requires applicable disclosure if the investment objective may be changed without shareholder approval.  However, the Trust has revised the first paragraph in the “Investment Restrictions” section of the SAI as follows:

“The Trust (on behalf of the Funds) has adopted the following restrictions as fundamental policies, which may not be changed without the affirmative vote of the holders of a “majority of a Fund’s outstanding voting securities” as defined in the 1940 Act.  Under the 1940 Act, the “vote of the holders of a majority of the outstanding voting securities” means the vote of the holders of the lesser of (i) 67% of the shares of a Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund.  Each Fund’s investment objective is fundamental.”

7.
Staff Comment:  In the section titled “Management of the Funds,” please revise to describe each Portfolio Manager’s specific role as a member of the investment team, how these roles relate to each other, and how investment decisions are made amongst the investment team.

Response:  The Trust responds by revising the disclosure as follows:

“The Funds are managed under an investment team structure.  Mr. Randall Yoakum II, Chief Executive Officer of the Adviser, is the Lead Portfolio Manager.  The investment team also includes Ms. Nicolé Verbrugghe, Director of Research-Asset Allocation, Mr. Gary J. Pokrzywinski, CIO and lead portfolio manager of the Adviser’s high yield team, and Mr. Brian L. Placzek, Director of Research-High Yield.  Mr. Yoakum and Ms. Verbrugghe together manage the primary day-to-day investment activities of the Dynamic Allocation strategy and process, including efficient risk management, opportunistic risk positioning, class/style/sector/industry portfolio positioning, and the development of SiM’s proprietary Economic and Investment Outlook.  Mr. Pokrzywinski and Mr. Placzek provide critical input and guidance with regard to this Economic and Investment Outlook, as well as leading the team’s fixed income research management strategy and process.  As Lead Portfolio Manager, Mr. Yoakum ultimately approves all aspects of Fund investment activities.”

8.	Staff Comment: In the subsection titled “Fund Expenses” on page 28 of the Prospectus, please revise the second sentence to refer to each Fund.

Response:  The Trust responds by revising the sentence as follows:

“However, the Adviser has contractually agreed to waive all or a portion of its management fees and/or pay Fund expenses in order to limit Net Annual Fund Operating Expenses (excluding AFFE, interest, taxes and extraordinary expenses) for shares of ~~the~~ each Fund to 1.35%, 2.10% and 1.10% of average daily net assets for ~~the~~ each Fund’s Class A, Class C and Class I shares, respectively through at least August 28, 2012.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust